

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 14, 2016

Barry Honig
Chief Executive Officer
Majesco Entertainment Company
4041-T Hadley Rd.
S. Plainfield, New Jersey 07080

>　**Re:** **Majesco Entertainment Company**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed June 29, 2016**
> **File No. 333-211031**

Dear Mr. Honig:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2016 letter.

Prospectus Cover Page

1. We note the revised disclosure in response to prior comment 3, as well as the primary shelf offering you are now seeking to register in this registration statement. Please revise further to clarify that the one-third public float limitation set forth in General Instruction I.B.6 of Form S-3 limits the aggregate dollar amount that can be sold by or on your behalf pursuant to this instruction within a 12-month period, and as such is applicable both to your effective shelf registration statement on Form S-3 (File No. 333-207564) and to the primary offering of up to $50 million in securities you are seeking to register pursuant to this registration statement.

<u>Selling Stockholders, page 9</u>

2. We note your response to prior comment 4 and the revised disclosure in footnotes (1), (23), and (49), and in particular your disclosure that "[t]o [y]our knowledge" the referenced selling stockholders purchased in the ordinary course of business. Please remove or revise the quoted language. The statement concerning the manner in which the securities were acquired should be based on knowledge obtained from inquiry of the selling stockholders.

<u>Part II. Information Not Required in Prospectus</u>

<u>Item 16. Exhibits, page II-2</u>

3. We note your response to prior comment 9 regarding the Exchange Agreements that were filed as exhibits to the Forms 8-K filed on April 30, 2015 and October 1, 2015. In accordance with Instruction 2 of the Instructions to Item 601 of Regulation S-K, please file a schedule with the exhibits identifying the documents omitted and setting forth the material details in which such documents differ from the filed documents.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or me at (202) 551- 3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Harvey J. Kesner, Esq.
       Sichenzia Ross Friedman Ference LLP